SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Directorate Change

19 January 2011

MANAGEMENT CHANGES AT AVIVA

The Board of Aviva announces that Andrea Moneta, CEO EMEA, will be leaving the company at the end of February by mutual consent to pursue new challenges in the financial services sector.

Andrea has been instrumental in successfully establishing Aviva's European transformation programme.  The benefits of the transformation are coming through, with the region producing a 10% increase in total sales and internal rates of return maintained at 12% (at third quarter 2010). The European business continues to perform strongly.

The Board thanks Andrea for his contribution and wishes him well for the future.

Igal Mayer, currently CEO North America, has been appointed CEO for Europe with immediate effect.  Igal will join the Board of Aviva plc, subject to regulatory approval.  Under his leadership, the North American business has achieved a significant improvement in performance, with IFRS profits increasing by over 100% (at 30 June 2010) and the internal rate of return doubling to 14% (at third quarter 2010).

Aviva's strategy update announced in November 2010 reinforced the importance and potential of the European region.  Igal's 20 years of experience at Aviva and his success in delivering excellent results will be invaluable to the business.

Richard Hoskins, who is currently CFO North America, will become CEO of the region, subject to regulatory approval, and will join Aviva's executive committee. Richard has been CFO of the North American region during a period of significant improvement in its financial performance over the last 18 months.

- ends -

Media enquiries:
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Sue Winston                                                                           +44 (0)20 7662 8221
James Murgatroyd/Conor McClafferty, Finsbury            +44 (0)20 7251 3801

Analyst enquiries:
Charles Barrows                                                                     +44 (0)20 7662 8115

Notes to editors:

• In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Igal Mayer

• At the date of this announcement Igal Mayer has a beneficial interest in 139,467 ordinary shares of the company

• Aviva is the world's sixth largest* insurance group, serving 53 million customers across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at 31 December 2009

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• Aviva's executive management team comprises:

- Andrew Moss - group chief executive
- Patrick Regan - chief financial officer
- Mark Hodges - chief executive, Aviva UK
- Igal Mayer - chief executive, Aviva Europe
- John Ainley - group HR director
- Alain Dromer - chief executive, Aviva Investors
- Simon Machell - chief executive, Aviva Asia Pacific
- Amanda Mackenzie - chief marketing & communications officer
- Richard Hoskins - chief executive, Aviva North America
- Robin Spencer - chief risk officer

• Biography of Igal Mayer:

- Appointed CEO Aviva North America in January 2010

-  Igal's career with the group began in Canada in 1989 and held senior positions within the organisation, including chief financial officer and executive vice-president with responsibility for claims, reinsurance and actuarial

- In 1999, he was appointed managing director, London markets, for CGU Insurance in London (one of the predecessor companies of the Aviva group)

-  He was appointed finance director of Aviva's UK general insurance business in April 2000, following the merger of CGU and Norwich Union, and was president and chief executive officer of Aviva Canada between May 2001 and July 2007

- In July 2007 he became chief executive of Aviva UK General Insurance and joined Aviva's executive committee

-  Igal is a chartered accountant (CICA) and earned his honours BA in commerce and economics from the University of Toronto. In 2004, he also received an honorary chartered insurance professional designation from the Insurance Institute of Canada

- Igal is married with two sons.

- A photograph of Igal Mayer is available from the media centre at aviva.com

• Biography of Richard Hoskins:

- Before joining Aviva, Richard served as executive vice president and chief financial officer at Old Mutual US

-  Prior to that, he was acting group finance director at Old Mutual plc in London, and chief executive officer of National Australia Insurance Services, a subsidiary of National Australia Bank's UK operations

- Richard has also held several senior management roles in Sydney at Lend Lease Corporation, Qantas Airways, and Deloitte & Touche

- Richard received his Bachelor of Arts degree in business studies from Sheffield University in the UK. He is a member of the Institute of Chartered Accountants.

- A photograph of Richard Hoskins is available from the media centre at aviva.com

• The Aviva media centre at www.aviva.com/mediaincludes images, executive biographies, company and product information, and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  19 January 2011

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary